Exhibit 99.1

VIA Fax: 631-435-1428

July 16, 2018

Raymond A. Roel and Brian J. Mangan

Independent directors of TSR, Inc. &

Special Committee members of the Board of Directors

TSR, Inc.

400 Oser Avenue, Suite 150

Hauppauge, NY 11788

Dear Gentlemen,

I have received  a letter (see attached) this afternoon, July 16, 2018 from a group consisting of Zeff Capital, LP, QAR Industries, Inc. and Fintech Consulting LLC. The group has offered buy 819,000 shares of TSR, Inc. (“TSRI”) common stock currently owned by Joseph F. Hughes & Winifred M. Hughes which represents approximately 41.8% of the outstanding shares of TSR, Inc. for a price of $ 6.25 per share.

The offer from Zeff Capital, LP, QAR Industries, Inc. and Fintech Consulting LLC is currently being evaluated.

Yours sincerely,

James Hughes

1278 Ridge Rd

Syosset, NY 11791

July 16, 2018

Mr. James Hughes

1278 Ridge Rd

Syosset, NY 11791

Dear Jim,

Zeff Capital L.P, (“Zeff Capital”), together with its partners QAR Industries, Inc. and Fintech Consulting LLC, is pleased to inform you of our interest in acquiring the 819,000 shares of common stock of TSR, Inc. (“TSRI”)  owned by Joseph and Winifred Hughes, for $6.25 per share in cash.

This proposal represents a premium of approximately 36% over the closing price on June 22, 2018, the last trading day prior to your offer to sell the shares.  Zeff Capital is one of the largest outside shareholders of TSRI and currently owns 77,615 shares of the company’s common stock, which represents approximately 4.0% of TSRI’s outstanding stock.

As we have expressed, we are very interested in quickly closing a purchase of your shares.  Financing for the transaction is in place for the full amount payable in cash. We would like to complete the share purchase as soon as possible and look forward to your timely response.

Very truly yours,

ZEFF CAPITAL, L.P.
By: Zeff Holding Company, LLC,
as general partner

By:
Name:	Daniel Zeff